FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Response Biomedical Corp. (“the Company”) 8081 Lougheed Highway Burnaby, B.C.
Canada V5A 1W9

2.	Date of Material Change

April 29, 2005

3.	New Release

The Company issued a shareholder update that was filed on SEDAR and disseminated to shareholders and Stockwatch on April 29, 2005.

4.	Summary of Material Change

The Company has released its annual financial results for the fiscal year ending December 31, 2004.

5.	Full Description of Material Change

Response Biomedical’s revenues from product sales for the year ended December 31, 2004 were $2,127,000 as compared to $828,000 for the year ended December 31, 2003, an annual increase of 157%. Total revenue including revenue from contract service fees and collaborative research agreements for the twelve months ended December 31, 2004 was $2,677,000 which represents an increase of $1,393,000 or 109% from the $1,284,000 achieved for the year ended December 31, 2003. The Company recorded a net loss of $4,939,000 or eight cents per share for fiscal 2004, compared with a net loss of $4,192,000 or nine cents per share for the year ended December 31, 2003.

The Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for the fiscal year ending December 31, 2004 may be found on the Company’s website at: at www.responsebio.com, and on SEDAR at www.sedar.com.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President Finance and Chief Financial Officer 8081 Lougheed Highway Burnaby, BC V5A 1W9

	Telephone: Facsimile:	(604) 681-4101 (604) 412-9830

9.	Date of Report

Dated at Burnaby, B.C., this 29th day of April, 2005